Exhibit 3.4

Bylaw Amendments Effective November 20, 2012

Effective November 20, 2012, Aetrium Incorporated adopted the following amendments to its bylaws (marked to show changes from the previous provisions):

1. Article II, Section 8 is amended and replaced in its entirety as follows:

Section 8. Quorum and Adjournment. The holders of a majority of the voting power of the shares present in person or by proxy entitled to vote at a meeting shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the ~~shareholders entitled to vote thereat, present in person or represented by proxy~~ Chairman of the meeting shall have the sole power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, even though the withdrawal of a number of shareholders originally present leaves less than the proportion or number otherwise required for a quorum.

2. Article II, Section 12 is amended and replaced in its entirety as follows:

Section 12. Organization of Meetings. The Chief Executive Officer, ~~shall preside at all meetings of the shareholders, and in his or her absence,~~ the Chief Administrative officer or the Treasurer ~~Chief Financial Officer~~ shall ~~act~~ preside as Chairman ~~The Secretary shall act as secretary of~~ at all meetings of the shareholders~~, or in his or her absence any person appointed by the Chairman shall act as secretary~~.